James M. Rutledge Vice Chairman, President and Chief Financial Officer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	rutledge.jim@cleanharbors.com
www.cleanharbors.com

March 1, 2013

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Clean Harbors, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Response dated February 13, 2013
File No. 1-34223

Dear Mr. Decker:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated February 20, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and the Company’s response letter previously filed on February 13, 2013.

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Goodwill, page 32

General

1.                                    We note your response to comment four in our letter dated January 30, 2012. The quantitative analysis provided for revenue, Adjusted EBITDA, and Adjusted EBITDA margin indicates that the financial trends of the components within your reporting units can be sufficiently varied. These variances indicate that the components may not have similar economic characteristics for purposes of determining whether it is appropriate to aggregate multiple components into a reporting unit pursuant to ASC 350-20-35-35. For example, we note that the Adjusted EBITDA margin for the Technical Services component has been consistently significantly lower than the other large components in the Technical Services reporting unit. In a similar manner, the Adjusted EBITDA margin of the Production Services component in the Oil and Gas Field Services reporting unit and the Adjusted EBITDA margin of the Camp Manufacturing component in the Lodging reporting unit appear to be consistently significantly lower than the other components in their respective reporting units. Though ASC 350-20-55-6 states that the assessment of

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Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

                                                whether components have similar economic characteristics should be more qualitative than quantitative, the quantitative analysis should still be part of your total assessment. In this regard, please help us better understand why the apparent differences in the financial trends of your components within reporting units would not be considered to be indications of differences in economic characteristics between each component.

RESPONSE:          In response to your comment, we would like to provide an overview summarizing our approach to identify our reporting units and provide additional information for each of the three components specifically cited above.

Overview

We followed the guidance in ASC 350-20-35-33 through 35-34 to identify the components of our operating segments. We then looked to determine if two or more components shall be aggregated and deemed a single reporting unit based on similar economic characteristics as described in ASC 350-20-35-35 and, by reference, we considered the guidance in ASC 280-10-50-11 in our evaluation. We performed the quantitative analysis described in ASC 280-10-50-11 on our key financial metric, Adjusted EBITDA, and acknowledged that there is variation in the Adjusted EBITDA margins within the reporting units. We also considered the other qualitative factors described in ASC 280-10-50-11 namely, the nature of the products and services, the nature of the production processes, the type or class of customer for their products and services, the methods used to distribute their products or provide their services and the nature of the  regulatory environments in which they operate.

We noted that ASC 350-20-35-35 requires the Company to consider the factors described in ASC 280-10-50-11 when evaluating if the components of an operating segment have similar characteristics. However, ASC 350-20-35-35 does not indicate that the guidance in ASC 280-10-50-11 is the exclusive determining factor or the sole factor to be considered. The Company believes the components within each of its reporting units do share similarities in the majority of factors described in ASC 280-10-50-11, in particular: the nature of services provided; the type of customers served; methods used to provide their services; and the regulatory environments.

As noted in our earlier responses dated January 23, 2013 and February 13, 2013, to determine our reporting units, we also considered the implementation guidance in ASC 350-20-55-6 through 55-7 in addition to the factors described in ASC 280-10-50-11.

ASC 350-20-55-6 indicates the evaluation is a matter of judgment that depends on specific facts and circumstances, and is more qualitative than quantitative. ASC 350-20-55-7 indicates factors to be considered in evaluating whether components shall be combined into one reporting unit based on their economic similarities include: (i) the manner in which an entity operates it business and the nature of those operations; (ii) whether goodwill is recoverable from

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Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

the separate operations of each component business or from two or more component businesses working in concert; (iii) the extent to which the component businesses share assets and other resources; and (iv) whether the components support and benefit from common research and development projects. ASC 350-20-55-7 also indicates that “all of the factors in ASC 280-10-50-11 should be considered, however, every factor (in ASC 280-10-50-11) need not be met in order for two components to be considered economically similar.”

We considered the manner in which the Company operates its business and the nature of its operations. We note that our general business strategy is to broaden our service offerings to the customer, and then cross-sell these services to become their sole source of supply. As such, our acquisitions are designed to achieve vertical integration within each reporting unit, enable the Company to sell more services to its customers and capitalize on available synergies. We integrate acquisitions into the Company quickly to accelerate cross-selling opportunities and achieve available synergies, including savings related to back-office systems.

As we have become more vertically integrated, we believe the quantitative analysis is not as critical to the evaluation and that qualitative considerations, such as economic interdependency, shared customers, shared assets and resources, and synergies from acquisitions including cross-selling opportunities are more important in the evaluation. We believe our reporting units are representative of how the Company looks at its operations. As described in our earlier responses and herein, we believe the nature of the Company’s operations in each reporting unit is similar. We also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the vertical integration of the components within the reporting units, the manner in which we operate each reporting unit, particularly the economic interdependence among the components within each reporting unit and our focus to achieve maximum synergies, we believe the goodwill is recoverable from the components working in concert within each reporting unit. Further, we note that ASC 350-20-55-7 specifies that the fact a component extensively shares assets and other resources with other components may be an indication that the component may be economically similar to those other components. We believe the qualitative considerations are more compelling and determinative than the quantitative considerations, and therefore weighted the qualitative considerations more heavily in our analyses. That is, those qualitative factors outweigh the dissimilarities observed in the quantitative analyses. Accordingly, based on the guidance described in ASC 350-20 and ASC 280-10-50-11 and on the weight of the collective factors, we believe it is appropriate to aggregate the Company’s components into five reporting units.

Technical Services

The Technical Services reporting unit consists of the following components:

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Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

•

Technical Services – collecting hazardous and non-hazardous industrial wastes from customers and transporting the wastes to and between our disposal facilities, including TSDFs, incinerators, landfills, wastewater treatment facilities, desorbers or recycling locations.

•

Treatment, Storage and Disposal Facilities (“TSDFs”) – receiving and consolidation and storage of compatible waste streams for more efficient transportation to final treatment, disposal or recycling destinations, including, incinerators, landfills, wastewater treatment facilities, desorbers or recycling locations.

•	Incineration – eliminating contaminants and disposing of organic hazardous waste by high temperature incineration.

•	Landfills – disposing of inorganic wastes in specially-designed receptacles in the ground.

•	Wastewater Treatment – disposing of hazardous and non-hazardous waste through the use of physical and chemical treatment methods.

•	Desorber – separation of waste by high temperature and disposal of remaining solids by authorized methods.

•	Solvent Recycling – reclamation and recycling of solvent-based wastes generated by industrial cleaning operations, metal finishing and other manufacturing processes.

•	PPM [1] includes the removal and disposal of polychlorinated biphenyls (“PCBs”).

•	Central Ops Environmental – reclamation and recycling of spent catalyst generated by industrial reactive processes.

[1] PPM was reclassified to Technical Services in 2012 and has been reclassified for all periods presented to conform to the Company’s current presentation.

As noted in our earlier response, the Adjusted EBITDA margins are XXXXXXXXX the Technical Services component as the business model is based primarily on transportation, equipment and personnel assets, which makes it easier to enter the market, and accordingly, the Technical Services component operates in a more competitive environment. The XXXX margins are generated in the disposal facilities, such as the TSDFs, incinerators and landfills, which are highly-regulated, capital intensive and complex with high barriers to entry and significant competitive advantages held by existing market participants, especially those participants with operational scale. These capabilities command XXXXXXXX for the disposal of the waste at the facilities, which XXXXX impacts the Adjusted EBITDA margin. The Company expects XXXX EBITDA margins at its disposal facilities to recover its capital investment.

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 3/1/13-4

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

As stated in our earlier responses, the Technical Services reporting unit provides a broad range of hazardous material management services including the packaging, collection, transportation, treatment and disposal of hazardous and non-hazardous waste at Company-owned facilities, including incineration, landfill, wastewater, and other treatment facilities. The services are executed as one continuous waste stream from customer generation to final disposal, all with access to the same network of transportation equipment, employee resources and disposal assets. Disposal of the waste is based on the type of waste and customer preference, if any. Accordingly, the components are highly interdependent.

Except for approximately XXXXXXX of the volume of all waste accepted at our TSDFs from a few reputable, properly licensed brokers, all waste passing through our TSDFs and disposed of at our disposal facilities is collected, packaged and transported by the Technical Services component. The Company’s strategy is not to offer the services of the individual components on a separate basis, except for the waste accepted from a few reputable, properly licensed brokers as described above, but rather to offer the services of this reporting unit to customers on an all-or-nothing basis. Offering a complete solution to our customers is also important to them since they do not want to separate the collection and disposal, especially since approximately 90% of the waste handled by the reporting unit is hazardous waste. The potential for contamination of our assets and disposal facilities from waste that is improperly collected, packaged, transported or otherwise handled by parties other than our personnel is a key reason why the services of this reporting unit are not offered on an individual component basis.

In addition, the components share the following:

a.                                     Same nature of products and services

b.                                    Same type or class of customer, and in many cases, the same customer

c.                                     Same network of transportation equipment, employee resources, and disposal assets

d.                                   Similar regulatory environment

e.                                     Similar environmental risk (level of risk based on type of waste being collected and disposed)

Accordingly, based on the weight of the collective factors in ASC 350-20-35-35 and ASC 350-20-55-6 through 55-7, the Company believes it is appropriate to aggregate all of the above components of the Technical Services segment into a single reporting unit.

Lodging

The Lodging reporting unit consists of the following components:

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CHI 3/1/13-5

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

•            Lodging includes providing premier industrial lodges, with catering services, and drill camp accommodations that are rented out at drill sites, both of which are provided primarily to downstream oil and gas companies in Western Canada.

•               Camp Manufacturing includes manufacturing and selling lodges and drill camp facilities to the Lodging component and other third parties.

The Adjusted EBITDA margins for Camp Manufacturing are XXXXXXXX the Adjusted EBITDA margins of the Lodging component for the periods presented. As noted in our earlier response, the Adjusted EBITDA margin for Camp Manufacturing improved in 2012 as the results reflect a full year’s operations and integration into the Company following its acquisition in 2011. The Adjusted EBITDA margin for Camp Manufacturing is expected to further improve in 2013 as the Company continues to recognize synergies. However, the Company believes the qualitative considerations outweigh the quantitative analysis.

The Company encountered difficulties with the principal supplier of its lodging accommodations in 2010 – 2011. As a result, the Company acquired the Camp Manufacturing operations in the third quarter of 2011 to secure a stable, reliable, timely source of high-quality lodging facilities at reasonable cost. Since its acquisition, Camp Manufacturing has been operating as an integral part of the Lodging reporting unit, and is now the sole exclusive supplier of new facilities to Lodging and the sole exclusive supplier of refurbishment services to Lodging’s existing facilities. Approximately XXXX of Camp Manufacturing’s revenues in 2013 are expected to represent sales to the Lodging component.

Most of the Lodging component’s major competitors have a manufacturing arm. It is a reasonable vertical integration of products in the lodging business and both businesses fit closely together. The Company believes this vertical integration is required to provide a stable, reliable, timely source of high-quality lodging facilities at reasonable cost. The Manager of our Camp Manufacturing component reports to the Senior Vice President – Lodging. The Lodging and Camp Manufacturing components share assets and employee resources, especially where the activity requires setup teams and setup management groups sourced by individuals from both operations.  They also share employee resources in the design of facilities.

As the Lodging and Camp Manufacturing components both provide accommodation facilities to customers, many of which include downstream oil and gas companies, and in many cases the same customers, the Company believes the nature of the products and services is similar as described in ASC 280-10-50-11 and, by reference, ASC 350-20-35-35.

The Company believes the Lodging and Camp Manufacturing components share the following:

CLEAN HARBORS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THE REDACTED PORTION UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE.  CLEAN HARBORS, INC. HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE

CHI 3/1/13-6

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

a.    Substantial economic interdependence

b.    Same nature of products

c.    Similar type or class of customer, and in many cases, the same customer

d.    Same employee resources, especially in the design and complexing of lodging facilities

e.    Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the manner in which the Company operates its Lodging and Camp Manufacturing activities and the substantial economic interdependence between them, the Company believes the goodwill is recoverable from the components working in concert. The fact that approximately XXX of Camp Manufacturing’s revenues in 2013 are expected to represent sales to Lodging is evidence of their substantial economic interdependence.

Accordingly, based on the weight of the collective factors in ASC 350-20-35-35 and ASC 350-20-55-6 through 55-7, the Company believes it is appropriate to aggregate the Lodging and Camp Manufacturing components into a single reporting unit.

Oil and Gas Field Services

The Oil and Gas Field Service reporting unit consists of the following components:

•     Exploration Services provides a full range of pre-drilling services, including mapping, mulching, seismic drilling and directional boring services.

•     Surface Rental provides services that support oil and gas drilling and well completion. These services include the set-up, rental, servicing and dismantling of equipment at the drill site, such as centrifuges used to separate drill cuttings from other fluids for disposal, storage tanks, disposal tanks and generators. In addition, the component often provides the personnel to operate the rented equipment.

•     Production Services provides support services at the producing well site including fluid handling, fluid hauling, tank cleaning, line cleaning and downhole maintenance servicing.

The Adjusted EBITDA margins for Production Services have been XXXXXXXXXX the Adjusted EBITDA margins for Exploration and Surface Rentals for the periods presented. Given the capital intensive nature of the Surface Rental component, the Company would expect to generate XXXXXXX Adjusted EBITDA margin than in the Exploration and Production Services components. Given the lower business and investment risk to the oil and gas companies in the production phase, the Company would expect to generate XXXX Adjusted EBITDA margins in the Production Services component as compared to the Exploration component. The trend in the Adjusted EBITDA margins is consistent with the lifecycle of the well, such that the Company

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CHI 3/1/13-7

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

gets XXXXXXXXXXXX in the beginning and middle of the development of a well site for the services we provide, and XXXXXXXXXXXX once the well is established and the Company is performing ongoing maintenance services. Moreover, all of the components are impacted by the cyclical ups and downs of the oil and gas industry. The margins generally trend in a similar direction during the cyclical changes because all three components are heavily dependent on oil and gas prices. Typically, as oil and gas prices decline, the Exploration component is impacted first, followed by Surface Rental and, when prices fall sufficiently, the Production Services component as producing wells are shut-down. As oil and gas prices rise, the impact is similarly felt first by the Exploration component followed by the Surface Rental and Production Services components.

As stated in our responses dated January 23, 2013 and February 13, 2013, the Company provides exploration, cleaning, maintenance, fluids handling and related services throughout the lifecycle of a producing oil and gas well, including all three phases – exploration, drilling and production. Our Exploration component services and supports the exploration phase by providing a full range of pre-drilling services, including mapping, mulching, seismic drilling and directional boring services. Our Surface Rental component services and supports the drilling phase by providing the set-up, rental, servicing and dismantling of equipment at the drill site, such as centrifuges used to separate drill cuttings from other fluids for disposal, storage tanks, disposal tanks and generators. Surface Rentals also often provides the personnel to operate the rented equipment. Our Production Services component provides support services at the producing well site, including fluid handling, fluid hauling, tank cleaning, line cleaning and downhole maintenance servicing.

Prior to our acquisition of Peak in June 2011, the Company did not service and support the drilling phase. The acquisition of Peak provided us with the Surface Rentals component, allowing us to achieve full vertical integration of services and support offerings to oil and gas companies, achieve operational scale and significantly improve our cross-selling opportunities. Although the oil and gas companies outsource the drilling to third-party drilling contractors, with whom we work closely, we are engaged directly by the oil and gas company, which is our customer. Now that the Company can offer the oil and gas company a portfolio of services addressing their needs in each phase of the lifecycle of a producing oil and gas well, the Company has been far more successful cross-selling the services of each component, and in a related matter, executing Master Service Agreements (“MSAs”) and related addendums to incorporate services of the other components. There are barriers to execution of MSAs including, but not limited to, safety programs, workers compensation insurance matters, etc. The ability to execute an MSA and related addendums for support services spanning the full lifecycle of a producing oil and gas well is a competitive advantage.

The MSAs are executed at the corporate level and delineate the contractual terms and conditions of the business relationship, and specify the nature and type of eligible services. Once

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Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

the MSA is executed, the Company is in a far better position to approach local operating personnel to obtain work and further cross-sell other services, since the general terms and conditions of the contract have already been approved at the corporate level. At the time of its acquisition, Peak had approximately XX MSAs in place, generally executed with smaller oil and gas companies. The Company currently has approximately XX MSAs in place, generally with larger oil and gas companies.

The Exploration, Surface Rental and Production Services components all serve the same types and classes of customer, namely the upstream oil and gas companies operating in Western Canada and North America. Moreover, the components share many of the same customers. In 2012, XXX corporate accounts represented $XXX million, $XXX million and $XXX million, or XX%, XX% and XX% of the total revenues for Exploration, Surface Rental and Production Services, respectively. Of the corporate accounts, the XX customers who purchased the services of all three components accounted for $XXX million, $XXX million and $XXX million, or XX%, XX% and XX% of the total revenues from corporate accounts for the Exploration, Surface Rental and Production Services components, respectively. Based on the above percentages, the overlap among the corporate accounts in 2012 is substantial. There will also be overlap among the non-corporate accounts, however, the data involves more than XXXX customer accounts and we do not have adequate time to sufficiently analyze the individual accounts and still provide a timely response. The lower percentage overlap for Surface Rental, as compared to Exploration and Production Services, is expected since Surface Rental is a new component, having been in existence only since our acquisition of Peak in June 2011. However, a review of Surface Rental revenues in 2011 and 2012 shows our revenues are increasing as a result of our cross-selling efforts. For example, we reviewed the total revenues of our top five 2011 customers and noted that Surface Rental revenues for these customers increased from $XXX million (annualized) in 2011 to $XXX million in 2012, or an increase of XX%.

The components also work in tandem to maximize revenue opportunities for the total reporting unit. As the Exploration component is performing its pre-drilling services for an oil and gas company and becomes aware that a site will be drilled, the Surface Rental component is alerted and both components work together to pursue the work supporting the drilling phase. Similarly, when the Surface Rental component is performing its services to support the drilling phase and becomes aware that an oil or gas company decides to covert a drilled well to a producing well, the Production Services component is alerted and both components work together to pursue the work supporting the producing well. Given the advance notice and insight, the Surface Rental and Production Services components can better target potential revenue opportunities.

The Exploration, Surface Rental and Production Services components have a shared sales force reporting to a single individual and share corporate services, including administration, accounting and other back-office functions. The shared sales force sells the services of all three

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CHI 3/1/13-9

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

components to take advantage of cross-selling opportunities. The shared sales force includes national account managers specifically targeting the larger customers. The capability exists for the components to share other employees and resources. In Western Canada, the peak season for all three components occurs in the first quarter, accordingly, there are no resources to share among the components. The sharing to date has been limited to geographical sharing between Western Canada and the U.S., primarily during seasonal changes, within the same component. As we expand our operations in the U.S., which has a much more stable business cycle, we anticipate that we will have greater opportunities to share employees, assets and other resources among the components, and expect that we will.

In summary, the Company believes the above components of Oil and Gas Field Services share the following:

a.    Same nature of products and services

b.    Same type or class of customer, and in many case, the same customer

c.    Some of the same employee resources

d.    Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the manner in which it operates the Oil and Gas Field Services business, and the synergies achieved through acquisitions, including Peak, the Company believes the goodwill is recoverable from the components working in concert.

Accordingly, based on the weight of the collective factors in ASC 350-20-35-35 and ASC 350-20-55-6 through 55-7, the Company believes that it is appropriate to aggregate the Exploration, Surface Rental and Production Services components into a single reporting unit.

2.            Your response to comment four in our letter dated December 21, 2012 included your consideration of whether goodwill is recoverable from the separate operations of each component or from multiple components working in concert pursuant to ASC 350-20-55-7(b). It appears that the operations of certain components were established as a result of an acquisition. For example, you acquired the surface rental operations as a result of your June 2011 Peak acquisition. Please help us better understand how you determined that the goodwill related to these components would not be recoverable from the separate operations of these components.

RESPONSE:   Please see the response to Comment No. 1 above, in particular the paragraphs discussing the synergies from our acquisition of Peak, including the MSAs, cross-selling opportunities and overlap in customer revenues. Since the synergies from the Peak acquisition are a qualitative factor considered in our conclusion that Production Services should

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Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

be aggregated with the other components of the Oil and Gas Field Services reporting unit, we concluded that a single comprehensive response to aggregation of the components within the Oil and Gas Field Services reporting unit in Comment No. 1 would be appropriate.

We also note that acquisitions in general do not indicate that a component resulting from an acquisition would solely by itself recover any goodwill generated from that acquisition. When we make acquisitions, such acquisitions are intended to generate significant synergies with other components of our reporting units, often generating cross-selling opportunities and the ability to share resources. The Peak acquisition, as described above, is an example of an acquisition that generated significant synergies within our Oil and Gas Field Services reporting unit. Additionally, there is significant integration of our acquisitions within reporting units in order to realize those synergies, and that integration takes place shortly after any acquisition. Further, we believe that because businesses resulting from acquisitions are often integrated within reporting units, the accounting guidance acknowledges that goodwill acquired in a business combination should be assigned to one or more reporting units that benefit from the acquisition.  ASC 350-20-35-41 states that goodwill should be assigned “to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination.”  We believe this allows for the assignment of acquisition goodwill to a pre-existing reporting unit that is expected to benefit from the synergies of the acquisition since such goodwill is recoverable from the reporting unit as a whole, and not necessarily from the individual acquisition itself.

3.            Please tell us the amount of goodwill attributable to the Industrial Services and Lodging reporting units as of December 31, 2011 and September 30, 2012.

RESPONSE:   The amount of goodwill attributable to the Industrial Services and Lodging reporting units as of December 31, 2011 and September 31, 2012 was as follows (in thousands):

	December 31, 2011	September 30, 2012

Industrial Services	$XXXXX	$XXXXX

Lodging	XXXXX	XXXXX

Total	$45,444	$69,870

Please note that the total goodwill amount reported above for December 31, 2011 differs from the $42,590 which appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on February 29, 2012. The Company filed a Current Report on Form 8-K with the Commission on July 16, 2012 to update the information about segment reporting due to management reporting changes. The increase in goodwill in 2012 is due primarily to two acquisitions, one completed in the second quarter and one completed in the third quarter.

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CHI 3/1/13-11

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

March 1, 2013

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
President and Chief Financial Officer

cc: Nudrat Salik, Staff Accountant

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